SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman, Donald R. Rogers, Karl L. Ecker†, David A. Pordy+, David D. Freishtat, Martin P. Schaffer, Christopher C. Roberts, Jeffrey A. Shane, Edward M. Hanson, Jr., David M. Kochanski, James M. Kefauver, Robert B. Canter, Daniel S. Krakower, Kevin P. Kennedy, Alan B. Sternstein, Nancy P. Regelin

Samuel M. Spiritos+, Martin Levine, Worthington H. Talcott, Jr.+, Fred S. Sommer, Morton A. Faller, Alan S. Tilles, James M. Hoffman, Michael V. Nakamura, Jay M. Eisenberg+, Douglas K. Hirsch, Ross D. Cooper, Glenn C. Etelson, Karl J. Protil, Jr.+, Timothy Dugan+, Kim Viti Fiorentino, Sean P. Sherman+

Gregory D. Grant+, Rebecca Oshoway, Ashley Joel Gardner, Michael J, William, Patrick M, Sandy D, Christine, Michael, Jeffrey W, Simon M, Scott D., Karl W. Me, Debra S. Friedman•, Matthew M. Moore+, Daniel H. Handman

Eric J. von Vorys, Michelle R. Curtis•, Gary I. Horowitz, Carmen J. Morgan•, Kristin E. Draper•, Heather L. Spurrier•, Remy S. Esquenet

Of Counsel: Larry N. Gandal, Leonard R. Goldstein, Richard P. Meyer∘, William Robert King, Larry A. Gordon•, David E. Weisman, Lawrence Eisenberg, Deborah L. Moran, Mimi L. Magyar, Scott D. Field

Special Counsel: Philip R. Hochberg

Maryland and D.C. except as noted: + Virginia also ∘ D.C. only • Maryland only † Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

04035959

SUPPL

RECEIVED
2004 AUG -3 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 29, 2004	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

dlw 8/4

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-46.doc
T:080904

RNS Number:3853B
Electrocomponents PLC
29 July 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notice today in accordance with the Companies Act (as amended) that Cater Allen International Limited, ('CAIL'), no longer has a notifiable interest in the Ordinary Sharers of 10p each in the Company.

CARMELINA CARFORA

Group Company Secretary

29 July 2004

END

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